SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts production at two gas fields in Espírito Santo

(Rio de Janeiro, June 15 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it kicked-off production at the Cangoá and Camarupim gas fields on June 10th, off the northern coast of the State of Espírito Santo. The projects are part of the Gas Production Anticipation Plan (Plangás), which was launched in 2006 aiming to leverage the domestic production of natural gas. The production from the two new fields will be offloaded to the Cacimbas Gas Treatment Unity (UTGC), in Linhares.

The Camarupim Field, a partnership between Petrobras (75%) and El Paso (25%), went into production less than 3 years after it was discovered(July 2006), via well 7-CMR-1H-ESS. The gas will be used to the commissioning of the FPSO Cidade de São Mateus, the first FPSO for gas installed in Brazil. Anchored at a water depth of 790 meters, the vessel will receive production from three other wells, which have already been drilled and complete the field's development, with a daily production potential of 6 million cubic meters of natural gas and 8 thousand barrels of condensate per day. FPSO Cidade de São Mateus is capable of processing 10 million cubic meters of gas and 35 thousand barrels of oil per day.

Meanwhile, the Cangoá Field, discovered in May 1988, started producing by means of well 7-CAN-1D-ESS, which is connected to the Peroá platform (PPER-1), and will produce directly to the gas pipeline that offloads the Peroá gas to the UTGC. Located at a water depth of 60 meters and 42 kilometers away from the mouth of the Doce River, the field is capable of producing nearly 400 thousand cubic meters of natural gas per day.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.